VAIL RESORTS LETTERHEAD






                                                                December 6, 2004



VIA EDGAR AND FACSIMILE



Hanna T. Teshome
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      Vail Resorts, Inc. (the "Company")
                           Registration Statement on Form S-3
                           Registration No. 333-119687
                           -----------------------------------

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 3:00 p.m., New York time, on Wednesday, December 8, 2004 or as soon thereafter as practicable.

     In making this request, we hereby acknowledge the following:

     The disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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December 6, 2004
Page 2
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     The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.



                                        Sincerely,


                                        Vail Resorts, Inc.


                                        By:  /s/ Jeffrey W. Jones
                                             ----------------------------
                                             Name:   Jeffrey W. Jones
                                             Title:  Senior Vice President and
                                                     Chief Financial Officer